AEM SPA

02 MAR 18 AM 8: 16

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/115/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02015927

March 14, 2002

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, regarding the submission by Edipower S.p.A. of a binding offer for the 100% of Eurogen S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

3/19

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968127 - 2.99

EDIPOWER SPA

PRESS RELEASE

EDIPOWER SUBMITS A BINDING OFFER TO BUY 100% OF EUROGEN FROM ENEL

Milan, March 13, 2002 – At a meeting today, the Board of Directors of Edipower (a company owned 40% by Edison, 13.4% by Aem Milano, 13.3% by Aem Torino, 13.3% by Atel, 10% by Unicredit, 5% by Interbanca and 5% by Royal Bank of Scotland) approved the submission of a final and irrevocable offer to buy the entire capital stock of Eurogen from Enel.